

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2025

Eliran Glazer
Chief Financial Officer
monday.com Ltd.
6 Yitzhak Sadeh Street
Tel Aviv, 6777506 Israel

> **Re: monday.com Ltd.**
> **Form 20-F for the Year Ended December 31, 2024**
> **File No. 001-40461**

Dear Eliran Glazer:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Adva Schulman